Exhibit 99.1

Cheetah Mobile Announces Second Half and Full Year 2022

Unaudited Consolidated Financial Results

BEIJING, April 11, 2023 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced its unaudited consolidated financial results for the second half and full year 2022 ended December 31, 2022.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “ While there are some challenges such as Covid-19 in 2022, we managed to increase our total revenue year over year by around 13% to RMB884.1 million (USD128.2 million) in 2022. Driven by elevated products, services and user experience, both the revenues from our membership business and number of subscribers have increased for more than ten quarters consecutively. Our global cloud service business and overseas advertising agency business also maintained good momentum and contributed to our revenue growth in 2022. Looking ahead, we remain confident in our long-term opportunities and growth. We will continue to pursue healthy and high-quality development in 2023. ”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In 2022, we continued to take measures to control our expenses and improve our organizational efficiency. Our gross margin increased year over year from 67.2% to 71.4% in this year. We maintained a strong cash position of RMB1,672.7 million as of December 31, 2022. This gives us financial flexibility to execute the key strategic objectives we have set out for long-term growth. ”

Second Half 2022 Consolidated Financial Results

REVENUES

Total revenues were RMB527.0 million (US$76.4 million) in the second half of 2022, representing an increase of 40.7% year over year.

Revenues from the Company’s internet business increased by 41.6% year over year to RMB421.9 million (US$61.2 million) in the second half of 2022. The year-over-year increase was mainly due to our endeavors to increase user acquisition through multiple channels.

Revenues from the AI and others were RMB105.1 million (US$15.2 million) in the second half of 2022, representing a 37.5% year-over-year increase. The year-over-year increase was primarily attributable to the growth of our global cloud service business, overseas advertising agency business as well as the development of our E-coupon vending robot business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 12.5% year over year to RMB129.3 million (US$18.8 million) in the second half of 2022. The year-over-year decrease was primarily attributable to decrease of advertising business related traffic acquisition costs and

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channel costs. Non-GAAP cost of revenues decreased by 12.4% year over year to RMB129.1 million (US$18.7 million) in the second half of 2022.

Gross profit increased by 75.4% year over year to RMB397.7 million (US$57.7 million) in the second half of 2022. Non-GAAP gross profit increased by 75.2% year over year to RMB398.0 million (US$57.7 million) in the second half of 2022.

Gross margin was 75.5% in the second half of 2022, compared to 60.5% in the second half of 2021. Non-GAAP gross margin was 75.5% in the second half of 2022, compared to 60.7% in the second half of 2021.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 45.8% year over year to RMB497.2 million (US$72.1 million) in the second half of 2022. Total non-GAAP operating expenses increased by 47.3% year over year to RMB493.6 million (US$71.6 million) in the second half of 2022.

•
Research and development expenses decreased by 5.6% year over year to RMB85.9 million (US$12.5 million) in the second half of 2022. The year-over-year decrease was primarily due to the improvement of operational efficiency. Non-GAAP research and development expenses decreased by 3.8% year over year to RMB84.7 million (US$12.3 million) in the second half of 2022.

•
Selling and marketing expenses increased by 81.7% year over year to RMB306.5 million (US$44.4 million) in the second half of 2022. The year-over-year increase was from the marketing and promotion expenses related to our user acquisition. Non-GAAP selling and marketing expenses increased by 82.2% year over year to RMB305.7 million (US$44.3 million) in the first half of 2022.

•
General and administrative expenses increased by 21.5% year over year to RMB115.1 million (US$16.7 million) in the second half of 2022. The year-over-year increase was mainly from some one-time expenses. Non-GAAP general and administrative expenses increased by 22.5% year over year to RMB113.6 million (US$16.5 million) in the first half of 2022.

Operating loss was RMB99.5 million (US$14.4 million) in the second half of 2022, compared to RMB114.2 million in the same period of the last year. Non-GAAP operating loss was RMB95.6 million (US$13.9 million) in the second half of 2022, compared to RMB107.8 million in the same period of the last year.

Share-based compensation expenses were RMB3.9 million (US$0.6 million) in the second half of 2022, compared to RMB6.4 million in the same period of the last year.

OTHER EXPENSE, NET

Other expense, net was RMB351.6 million (US$51.0 million) in the second half of 2022, which was primarily from the impairment of some long-term investments.

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NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB440.9 million (US$63.9 million) in the second half of 2022, compared to a net loss attributable to Cheetah Mobile shareholders of RMB428.5 million in the same period of the last year.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB437.0 million (US$63.4 million) in the second half of 2022, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB422.1 million in the same period of the last year.

NET INCOME/(LOSS) PER ADS

Diluted loss per ADS was RMB15.4 (US$2.2) in the second half of 2022, compared to diluted loss per ADS of RMB15.2 in the same period of the last year. Non-GAAP diluted loss per ADS was RMB15.3(US$2.2) in second half of 2022, compared to Non-GAAP diluted loss per ADS of RMB14.9 in the same period of the last year.

BALANCE SHEET

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,672.7 million (US$242.5 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2022, the Company had a total of 1,449,473,689 Class A and Class B ordinary shares issued and outstanding. On August 23, 2022, the Company announced that it changed the ratio of its American Depositary Share ("ADS") to Class A ordinary share ("Share") from one (1) ADS representing ten (10) Shares to one (1) ADS representing fifty (50) Shares, effective September 2, 2022. Accordingly, the Company has retrospectively revised the comparative data from the previous periods to conform to the requisite presentation for the current period.

Fiscal Year 2022 Consolidated Financial Results

REVENUES

Total revenues increased by 12.7% to RMB884.1 million (US$128.2 million) in 2022.

Revenues from the Company’s internet business increased by 6.7% year over year to RMB697.4 million (US$101.1 million) in 2022. The year-over-year increase was mainly due to the growth of our membership business.

Revenues from the AI and others increased by 42.7% year over year to RMB186.7 million (US$27.1 million) in 2022. The year-over-year increase was primarily attributable to growth of our global cloud service business, overseas advertising agency business as well as the development of our E-coupon vending robot and related business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 2.0% year over year to RMB252.6 million (US$36.6 million) in 2022. The year-over-year decrease was primarily due to lower advertising business related traffic acquisition costs and channel costs. Non-GAAP cost of revenues decreased by 1.9% year over year to RMB251.9 million (US$36.5 million) in 2022.

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Gross profit increased by 19.8% year over year to RMB631.5 million (US$91.6 million) in 2022. Non-GAAP gross profit increased by 19.7% year over year to RMB632.2 million (US$91.7 million) in 2022.

Gross margin was 71.4% in 2022, compared to 67.2% in 2021. Non-GAAP gross margin was 71.5% in 2022, compared to 67.3% in 2021.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 13.3% year over year to RMB857.1 million (US$124.3 million) in 2022. Total non-GAAP operating expenses increased by 13.3% year over year to RMB849.9 million (US$123.2 million) in 2022.

•
Research and development expenses decreased by 14.5% year over year to RMB181.0 million (US$26.2 million) in 2022. The year-over-year decrease was due to improvement of operational efficiency. Non-GAAP research and development expenses decreased by 12.8% year over year to RMB179.4 million (US$26.0 million) in 2022.

•
Selling and marketing expenses increased by 28.8% year over year to RMB476.9 million (US$69.1 million) in 2022. This year-over-year increase was primarily due to the marketing and promotion expenses related to our user acquisition. Non-GAAP selling and marketing expenses increased by 28.7% year over year to RMB475.0 million (US$68.9 million) in 2022.

•
General and administrative expenses increased by 11.7% year over year to RMB214.3 million (US$31.1 million) in 2022. The year-over-year increase was mainly from some one-time expenses. Non-GAAP general and administrative expenses increased by 9.1% year over year to RMB210.6 million (US$30.5 million) in 2022.

Operating loss was RMB225.6 million (US$32.7 million) in 2022, compared to RMB229.6 million in 2021. Non-GAAP operating loss was RMB217.7 million (US$31.6 million) in 2022, compared to RMB222.4 million in 2021.

Share-based compensation expenses were RMB7.9 million (US$1.1 million) in 2022, compared to RMB7.2 million in 2021.

NET INCOME/(LOSS) ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB513.5 million (US$74.4 million) in 2022, compared to a net loss attributable to Cheetah Mobile shareholders of RMB351.1 million in 2021.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB505.6 million (US$73.3 million) in 2022, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB344.0 million in 2021.

NET INCOME/(LOSS) PER ADS

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Diluted loss per ADS was RMB18.1 (US$2.6) in 2022, compared to diluted loss per ADS of RMB12.3 in 2021. Non-GAAP diluted loss per ADS was RMB17.8 (US$2.6) in 2022, compared to Non-GAAP diluted loss per ADS of RMB12.1 in 2021.

Business Outlook

For the first half of 2023, the Company expects its total revenues to be between RMB310 million (US$44.9 million) and RMB360 million (US$52.2 million). This amount reflects the Company’s current and preliminary expectations.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 31, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. The Company provides advertising services to advertisers worldwide, value-added services including the sale of premium membership and in-app virtual items to its users as well as multi-cloud management platform to companies globally. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S.

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Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

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Non-GAAP cost of revenues excludes share-based compensation expenses

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Non-GAAP gross profit excludes share-based compensation expenses

•
Non-GAAP gross margin excludes share-based compensation expense

•
Total non-GAAP operating expenses exclude share-based compensation expenses

•
Non-GAAP research and development expenses exclude share-based compensation expenses

•
Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•
Non-GAAP general and administrative expenses exclude share-based compensation expenses

•
Non-GAAP operating profit/loss excludes share-based compensation expenses

•
Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses

•
Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses

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The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,583,926	1,515,799	219,770
Restricted cash	781	696	101
Short-term investments	262,813	156,182	22,644
Accounts receivable, net	170,305	283,774	41,143
Prepayments and other current assets, net	479,329	968,145	140,368
Due from related parties, net	101,333	199,099	28,867
Total current assets	2,598,487	3,123,695	452,893

Non-current assets:
Property and equipment, net	101,794	58,727	8,515
Operating lease right-of-use assets	45,181	39,579	5,738
Intangible assets, net	10,052	8,430	1,222
Investment in equity investees	236,552	238,591	34,592
Other long term investments	1,757,845	1,553,740	225,271
Due from related parties, net	111,335	3,840	557
Deferred tax assets	14,384	19,337	2,804
Other non-current assets	102,688	93,480	13,554
Total non-current assets	2,379,831	2,015,724	292,253

Total assets	4,978,318	5,139,419	745,146

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	134,879	132,994	19,282
Accrued expenses and other current liabilities	1,137,348	1,586,769	230,060
Due to related parties	37,760	23,629	3,426
Income tax payable	43,907	35,135	5,094
Total current liabilities	1,353,894	1,778,527	257,862

Non-current liabilities:
Deferred tax liabilities	58,564	55,770	8,086
Other non-current liabilities	205,717	200,336	29,046
Total non-current liabilities	264,281	256,106	37,132

Total liabilities	1,618,175	2,034,633	294,994

Shareholders’ equity:
Ordinary shares	235	236	34
Additional paid-in capital	2,685,544	2,688,571	389,806
Retained earnings/(Accumulated losses)	505,085	(9,424)	(1,366)
Accumulated other comprehensive income	88,262	353,948	51,318
Total Cheetah Mobile shareholders’ equity	3,279,126	3,033,331	439,792
Noncontrolling interests	81,017	71,455	10,360

Total equity	3,360,143	3,104,786	450,152

Total liabilities and equity	4,978,318	5,139,419	745,146

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Six Months Ended			For The Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	USD	RMB	RMB	USD
Revenues	374,470	527,043	76,415	784,616	884,066	128,178
Internet business	298,001	421,919	61,173	653,759	697,387	101,112
AI and others	76,469	105,124	15,242	130,857	186,679	27,066
Cost of revenues (a)	(147,743)	(129,340)	(18,753)	(257,656)	(252,561)	(36,618)
Gross profit	226,727	397,703	57,662	526,960	631,505	91,560

Operating income and expenses:
Research and development (a)	(91,059)	(85,920)	(12,457)	(211,594)	(180,957)	(26,236)
Selling and marketing (a)	(168,713)	(306,514)	(44,440)	(370,274)	(476,853)	(69,137)
General and administrative (a)	(94,740)	(115,149)	(16,695)	(191,868)	(214,337)	(31,076)
Other operating income	13,559	10,369	1,503	17,205	15,051	2,182
Total operating income and expenses	(340,953)	(497,214)	(72,089)	(756,531)	(857,096)	(124,267)

Operating loss	(114,226)	(99,511)	(14,427)	(229,571)	(225,591)	(32,707)
Other income/(expenses):
Interest income, net	16,961	21,547	3,124	25,391	35,710	5,177
Foreign exchange gains/(losses)	14,514	(40,395)	(5,857)	24,288	(95,434)	(13,837)
Other expense, net	(343,773)	(351,623)	(50,981)	(159,679)	(260,465)	(37,763)

Loss before taxes	(426,524)	(469,982)	(68,141)	(339,571)	(545,780)	(79,130)
Income tax (expenses)/ benefits	(5,525)	26,218	3,801	(13,633)	25,089	3,638
Net loss	(432,049)	(443,764)	(64,340)	(353,204)	(520,691)	(75,492)
Less: net loss attributable to noncontrolling interests	(3,559)	(2,861)	(415)	(2,078)	(7,216)	(1,046)
Net loss attributable to Cheetah Mobile shareholders	(428,490)	(440,903)	(63,925)	(351,126)	(513,475)	(74,446)

Net loss per share
Basic	(0.3034)	(0.3081)	(0.0447)	(0.2469)	(0.3617)	(0.0524)
Diluted	(0.3034)	(0.3083)	(0.0447)	(0.2469)	(0.3619)	(0.0525)

Net loss per ADS
Basic	(15.1688)	(15.4058)	(2.2336)	(12.3469)	(18.0854)	(2.6221)
Diluted	(15.1688)	(15.4126)	(2.2346)	(12.3469)	(18.0954)	(2.6236)

Weighted average number of shares outstanding
Basic	1,431,394,861	1,447,753,976	1,447,753,976	1,430,052,602	1,443,682,305	1,443,682,305
Diluted	1,431,394,861	1,447,753,976	1,447,753,976	1,430,052,602	1,443,682,305	1,443,682,305
Weighted average number of ADSs outstanding
Basic	28,627,897	28,955,080	28,955,080	28,601,052	28,873,646	28,873,646
Diluted	28,627,897	28,955,080	28,955,080	28,601,052	28,873,646	28,873,646

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(40,669)	119,996	17,398	(75,536)	271,640	39,384
Unrealized gain on available-for-sale securities, net	-	(8,269)	(1,199)	-	(8,269)	(1,199)
Other comprehensive (loss)/income	(40,669)	111,727	16,199	(75,536)	263,371	38,185
Total comprehensive loss	(472,718)	(332,037)	(48,141)	(428,740)	(257,320)	(37,307)
Less: Total comprehensive loss attributable to noncontrolling interests	(5,611)	(1,822)	(264)	(2,536)	(9,531)	(1,382)
Total comprehensive loss attributable to Cheetah Mobile shareholders	(467,107)	(330,215)	(47,877)	(426,204)	(247,789)	(35,925)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Six Months Ended			For The Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	407	283	41	1,027	686	99
Research and development	3,088	1,259	183	5,996	1,580	229
Selling and marketing	928	860	125	1,339	1,899	275
General and administrative	1,964	1,533	222	(1,212)	3,698	536
Total	6,387	3,935	571	7,150	7,863	1,139

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Six Months Ended December 31, 2022				For The Year Ended December 31, 2022
	GAAP	Share-based	Non-GAAP		GAAP	Share-based	Non-GAAP
	Result	Compensation	Result		Result	Compensation	Result
	RMB	RMB	RMB	USD	RMB	RMB	RMB	USD
Revenues	527,043	-	527,043	76,415	884,066	-	884,066	128,178
Cost of revenues	(129,340)	283	(129,057)	(18,712)	(252,561)	686	(251,875)	(36,519)
Gross profit	397,703	283	397,986	57,703	631,505	686	632,191	91,659

Research and development	(85,920)	1,259	(84,661)	(12,274)	(180,957)	1,580	(179,377)	(26,007)
Selling and marketing	(306,514)	860	(305,654)	(44,315)	(476,853)	1,899	(474,954)	(68,862)
General and administrative	(115,149)	1,533	(113,616)	(16,473)	(214,337)	3,698	(210,639)	(30,540)
Other operating expense	10,369	-	10,369	1,503	15,051	-	15,051	2,182
Total operating income and expenses	(497,214)	3,652	(493,562)	(71,559)	(857,096)	7,177	(849,919)	(123,227)

Operating loss	(99,511)	3,935	(95,576)	(13,856)	(225,591)	7,863	(217,728)	(31,568)
Net loss attributable to Cheetah Mobile shareholders	(440,903)	3,935	(436,968)	(63,354)	(513,475)	7,863	(505,612)	(73,307)

Diluted losses per ordinary share (RMB)	(0.3083)	0.0028	(0.3055)		(0.3619)	0.0054	(0.3565)
Diluted losses per ADS (RMB)	(15.4126)	0.1359	(15.2767)		(18.0954)	0.2723	(17.8231)
Diluted losses per ADS (USD)	(2.2346)	0.0197	(2.2149)		(2.6236)	0.0395	(2.5841)

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Six Months Ended December 31, 2021			For The Year Ended December 31, 2021
	GAAP	Share-based	Non-GAAP	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result	Result	Compensation	Result
	RMB	RMB	RMB	RMB	RMB	RMB
Revenues	374,470	-	374,470	784,616	-	784,616
Cost of revenues	(147,743)	407	(147,336)	(257,656)	1,027	(256,629)
Gross profit	226,727	407	227,134	526,960	1,027	527,987

Research and development	(91,059)	3,088	(87,971)	(211,594)	5,996	(205,598)
Selling and marketing	(168,713)	928	(167,785)	(370,274)	1,339	(368,935)
General and administrative	(94,740)	1,964	(92,776)	(191,868)	(1,212)	(193,080)
Other operating expense	13,559	-	13,559	17,205	-	17,205
Total operating income and expenses	(340,953)	5,980	(334,973)	(756,531)	6,123	(750,408)

Operating loss	(114,226)	6,387	(107,839)	(229,571)	7,150	(222,421)
Net income attributable to Cheetah Mobile shareholders	(428,490)	6,387	(422,103)	(351,126)	7,150	(343,976)

Diluted losses per ordinary share (RMB)	(0.3034)	0.0045	(0.2989)	(0.2469)	0.0050	(0.2419)
Diluted losses per ADS (RMB)	(15.1688)	0.2231	(14.9457)	(12.3469)	0.2500	(12.0969)

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Six Months Ended December 31, 2022					For The Year Ended December 31, 2022
	Internet Business	AI and others	Unallocated*	Consolidated		Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenue	421,919	105,124	-	527,043	76,415	697,387	186,679	-	884,066	128,178
Operating profit/(loss)	17,738	(113,314)	(3,935)	(99,511)	(14,427)	(369)	(217,359)	(7,863)	(225,591)	(32,707)
Operating margin	4.2%	(107.8)%	-	(18.9)%	(18.9)%	(0.1)%	(116.4)%	-	(25.5)%	(25.5)%

	For The Six Months Ended December 31, 2021				For The Year Ended December 31, 2021
	Internet Business	AI and others	Unallocated*	Consolidated	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	298,001	76,469	-	374,470	653,759	130,857	-	784,616
Operating loss	(21,680)	(86,159)	(6,387)	(114,226)	(14,178)	(208,243)	(7,150)	(229,571)
Operating margin	(7.3)%	(112.7)%	-	(30.5)%	(2.2)%	(159.1)%	-	(29.3)%

* Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Six Months Ended			For The Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(428,490)	(440,903)	(63,925)	(351,126)	(513,475)	(74,446)
Add:
Income tax expenses/(benefits)	5,525	(26,218)	(3,801)	13,633	(25,089)	(3,638)
Interest income, net	(16,961)	(21,547)	(3,124)	(25,391)	(35,710)	(5,177)
Depreciation and amortization	33,959	25,133	3,644	50,822	53,025	7,688
Net loss attributable to noncontrolling interests	(3,559)	(2,861)	(415)	(2,078)	(7,216)	(1,046)
Other expense	329,259	392,018	56,838	135,391	355,899	51,600
Share-based compensation	6,387	3,935	571	7,150	7,863	1,139
Adjusted EBITDA	(73,880)	(70,443)	(10,212)	(171,599)	(164,703)	(23,880)

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